SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of November 2015

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
 Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On June 22, 2015, DHT Holdings, Inc. (the “Company”) entered into a secured loan agreement, totaling $90.0 million, between Credit Agricole Corporate and Investment Bank, as Lender, Samco Gamma Ltd. and DHT Tiger Limited, as borrowers, and the Company, as guarantor, in order to (i) refinance all amounts outstanding and owing under the October 17, 2006 loan agreement, as amended, between Credit Agricole Corporate and Investment Bank and Samco Gamma Ltd. in connection with the Samco Scandinavia vessel (as defined in the secured loan agreement attached as Exhibit 10.1 to this Report on Form 6-K, the “Existing Vessel”) and (ii) finance part of the aggregate purchase price of a newbuilding vessel to be named DHT Tiger upon delivery (as defined in the secured loan agreement attached as Exhibit 10.1 to this Report on Form 6-K, the “Newbuilding Vessel”).  Borrowings will bear interest at a rate equal to LIBOR plus 2.1875%.  Borrowings will be secured by customary ship mortgages on the Existing Vessel and the Newbuilding Vessel. A copy of the secured loan agreement, dated June 22, 2015, between Credit Agricole Corporate and Investment Bank, Samco Gamma Ltd., DHT Tiger Limited and the Company is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-199697.

Exhibit List

Exhibit	Description

10.1	Secured Loan Agreement, dated June 22, 2015, between Credit Agricole Corporate and Investment Bank, Samco Gamma Ltd., DHT Tiger Limited and DHT Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
Registrant

Date: November 6, 2015	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer